

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2022

Rosemary L. Ripley
Chief Executive Officer
Better World Acquisition Corp.
775 Park Avenue
New York, New York 10021

  Re: Better World Acquisition Corp.
    Preliminary Proxy Statement on Schedule 14A
    Filed July 8, 2022
    File No. 001-39698

Dear Ms. Ripley:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Real Estate & Construction

cc: Joshua Englard